Exhibit 99.2

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month periods ended February 28, 2014

April 10, 2014

This interim Management’s Discussion and Analysis (“MD&A”) of Lorus Therapeutics Inc. (“Lorus”, the “Company”, “we”, “us” and similar expressions) should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended February 28, 2014 and 2013.  The February 28, 2014 interim financial statements and additional information about the Company, including the annual audited financial statements and MD&A for the year ended May 31, 2013, and the annual information form of the Company for the year ended May 31, 2013 can be found on SEDAR at www.sedar.com.

This MD&A is prepared as of April 10, 2014. It contains certain forward-looking statements that involve known and unknown risks and uncertainties which are beyond the control of the Company. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company for the nine months ended February 28, 2014 which are incorporated by reference herein and form an integral part of this MD&A.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This management’s discussion and analysis may contain forward-looking statements within the meaning of securities laws. Such statements include, but are not limited to, statements relating to:

•	our business strategy;

•	our ability to obtain the substantial capital we require to fund research and operations;

•	our plans to secure strategic partnerships to assist in the further development of our product candidates;

•	our plans to conduct clinical trials and pre-clinical programs;

•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process;

•	our plans, objectives, expectations and intentions; and

•	other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

The forward-looking statements reflect our current views with respect to future events, are subject to risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to obtain the substantial capital we require to fund research and operations;

•	our lack of product revenues and history of operating losses;

•	our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;

•	clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;

•	our ability to recruit patients for clinical trials;

•	the progress of our clinical trials;

•	our liability associated with the indemnification of obligations towards a predecessor of the Company and its directors, officers and employees in respect of a reorganization of the Company that occurred in 2007;

•	our ability to find and enter into agreements with potential partners;

•	our ability to attract and retain key personnel;

•	our ability to obtain patent protection;

•	our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	our ability to comply with applicable governmental regulations and standards;

•	development or commercialization of similar products by our competitors, many of which are more established and have or have access to greater financial resources than us;

•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;

•	our business is subject to potential product liability and other claims;

•	our ability to maintain adequate insurance at acceptable costs;

•	further equity financing may substantially dilute the interests of our shareholders;

•	changing market conditions; and

•	other risks detailed from time-to-time in our on-going quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the U.S. Securities Exchange Commission, and those which are discussed under the heading “Risk Factors” in this document.

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Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this management’s discussion and analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Development update

Strategic Review Process

On September 12, 2013, the Company formed a special committee composed of independent directors to review strategic alternatives available to the Company and secure the long-term financial and operational sustainability of the Company with a view to enhance shareholder value (the “Special Committee”). On October 28, 2013, the Special Committee, after having considered and reviewed a number of options, concluded its review. The special committee recommended that the board of directors of Lorus (the “Board”) approve the appointments of William G. Rice, Ph.D. as Chief Executive Officer and Chairman of the Board and of Daniel D. Von Hoff, M.D., to serve as a special advisor to fulfill the functions of the Company’s Senior Vice President of Medical Affairs. Additionally, on October 29, 2013, Lorus announced the addition of Brian Druker, M.D. as the Chair of the Company’s newly formed Scientific Advisory Board.

Changes in Management

On October 28, 2013, William G. Rice, Ph.D., was appointed as Chief Executive Officer and Chairman of the Board while Dr. Aiping Young continued as President and Chief Operating Officer of the Company until she departed the Company on March 18, 2014. The Company is prepared to make severance payments of approximately $1.2 million to Dr. Young, in accordance with the terms of Dr. Young’s employment agreement. Lorus also appointed Daniel D. Von Hoff, M.D., to serve as a special advisor to fulfill the functions of the Company’s Senior Vice President of Medical Affairs. Dr. Von Hoff is an independent contractor and advisor but is not an employee of Lorus. The Board, after receiving the recommendation of the Special Committee, unanimously approved the appointments. In doing so, the Board determined that such appointments were in the best interest of Lorus, as they were considered to enhance the management team and advisory team with the addition of two seasoned and experienced biotechnology executives bringing extensive clinical development and capital raising experience and improving the awareness and presence of the Company in the United States.

On October 29, 2013, Brian Druker, M.D., was appointed as the Chair of the Company’s Scientific Advisory Board. Like Dr. Von Hoff, Dr. Druker is an independent contractor and advisor but not an employee of Lorus.

On December 2, 2013, Avanish Vellanki was appointed as Chief Business Officer of the Company, to manage global business development, licensing and corporate strategy, and Gregory K. Chow was appointed as Chief Financial Officer, and has responsibility for corporate finance and accounting functions for the Company.

program updates

Lorus is a clinical stage biotechnology company with a commitment to discovering and developing targeted therapies addressing unmet medical needs in oncology. We aim to develop therapeutics focused on novel cellular targets on the leading edge of cancer research coupled to companion diagnostics to identify the optimal patient population for our products. Our pipeline of cancer drug candidates includes small molecule products and immunotherapies providing additive or synergistic efficacy without leading to overlapping toxicities with existing anti-cancer regimens, facilitating the adoption of doublet or possibly triplet therapies.

We believe the future of cancer treatment and management lies in the prospective selection and treatment of patients predisposed to response based on a drug’s unique mechanism of action. We are of the view that many drugs currently approved for the treatment and management of cancer are not selective for the specific genetic alterations (targets) that cause the patient’s tumor and hence lead to significant toxicities due to off-target effects. Lorus’ strategy is to continue the development of our programs that address a common underlying pathway within a patient population, and we intend to apply this strategy across several therapeutic indications in oncology, including hematologic malignancies and solid tumor indications. Our lead program, LOR-253, is a first-in-class inducer of the Krüppel-like factor 4 gene (the “Klf4 Gene”) for patients with advanced hematologic malignancies, including acute myeloid leukemia (“AML”) and myelodysplastic syndromes (“MDS”).

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Our lead program is LOR-253, a small molecule found to induce the transcription of the Klf4 Gene in vitro studies. LOR-253 was discovered and identified by Lorus scientists based upon the magnitude of its anti-proliferative and anti-metastatic activity across a multitude of cell lines. In vitro studies conducted at Lorus have demonstrated significant potency (nanomolar IC50 concentrations) of LOR-253 in AML cell lines, and ten to 1000 times greater potency than in solid tumor cell lines. In vitro analyses with relevant AML cell lines, including THP1, HL-60 and Kasumi-1, have demonstrated that LOR-253 led to significant elevation of the Krüppel-like factor 4 protein (the “KLF4 Protein”), with the anticipated increase in cyclin-dependent kinase inhibitor 1 (p21, a protein that halts the cell cycle and prevents cells from proliferating), caspase-3 (an enzyme activated during programmed cell death to chop up other proteins), and Annexin-V (a protein used as a marker for the initiation of programmed cell death), leading to G1 cell cycle arrest and apoptosis (programmed cell death). LOR-253 is administered as an intravenous infusion in patients. We have reported initial results from a Phase 1 clinical study of LOR-253 in patients with various solid tumors which indicated that LOR- 253 was safe and well tolerated with indications of anti-tumor activity as a single agent. Our plans are to advance LOR-253 to a Phase 1b clinical study in relapsed / refractory hematologic malignancies, including patients with AML, MDS and various lymphomas, based upon the common underlying, leukemia-causing profile of Klf4 Gene suppression. The development of LOR-253 currently represents the main focus of Lorus.

Lorus is currently pursuing the clinical development of LOR-253 in AML, based on in vitro data demonstrating significant sensitivity to AML cell lines and recent academic research implicating up-regulation of the protein CDX2 (the “CDX2 Protein”), and suppression of the KLF4 Protein, as a possible leukemogenic trigger in AML. This CDX2 Protein-KLF4 Protein signature has been observed to be absent in the normal hematopoietic stem and progenitor cells of healthy individuals. The CDX2 Protein is reported by Faber et. al. to epigenetically silence the Klf4 Gene tumor suppressor as a critical oncogenic event (transforming normal cells to cancer cells) in AML, and LOR-253 has demonstrated the ability in preclinical investigations to up-regulate the Klf4 Gene and induce tumor-killing effect. We believe these findings warrant investigation of the potential clinical utility of LOR-253 in the treatment of patients with suppressed Klf4 Gene in AML, MDS, and, potentially, other hematologic malignancies.

Lorus is currently developing and validating a companion diagnostic for LOR-253. The diagnostic will assess the extent of genetic expression of Cdx2 and Klf4 in patients as a potential predictor of response to therapy with LOR-253, as well as assess post-treatment expression levels as biomarkers of efficacy.

Acute Myeloid Leukemia

AML is a rapidly progressing cancer of the blood and bone marrow characterized by the uncontrolled proliferation of dysfunctional myeloblasts that do not mature into healthy blood cells. It is the most common form of acute leukemia in adults. The American Cancer Society estimates there were approximately 14,590 new cases of AML and approximately 10,370 deaths from AML in the U.S. in 2013 and that there will be approximately 18,860 new cases of AML and approximately 10,460 deaths from AML in the U.S. in 2014. Standard induction therapy with chemotherapy is successful in many AML patients, but the majority of these patients will relapse with treatment refractory disease. Typical relapse rates in patients less than, and greater than, 60 years of age are approximately 48% and 71% respectively, as reported by Datamonitor Healthcare.

Myelodysplastic Syndromes

MDS are a group of blood and bone marrow disorders. In MDS, stem cells do not mature normally, and the number of blasts (immature cells) and dysplastic (abnormally developed) cells increases. Also, the number of healthy mature cells decreases, meaning there are fewer normal red blood cells, white blood cells, and platelets. The numbers of blood cells are often called blood cell counts. Because of the decrease in healthy cells, people with MDS often have anemia (a low red blood cell count), and may have neutropenia (a low white blood cell count) and thrombocytopenia (a low platelet count). Also, the chromosomes (long strands of genes) in the bone marrow cells may be abnormal. According to the American Cancer Society there are approximately 13,000 new cases of MDS annually in the US. Additionally, Datamonitor Healthcare reports median survival in higher risk MDS patients may range between five months and two years. There are several subtypes of MDS, and some subtypes of MDS may eventually turn into AML.

Solid Tumors

Phase 1 data with LOR-253 in patients with solid tumors and extensive preclinical data in solid tumor cells, including non-small cell lung cancer (“NSCLC”), have identified an opportunity for LOR-253 in patients possessing cancers with reduced Klf4 Gene expression. Our prior Phase 1 study with LOR-253 also exhibited a favorable safety profile for LOR-253 without an identified maximally tolerated dose over a 28-day cycle. Various solid tumors have exhibited suppressed levels of Klf4 Gene in scientific publications, including colorectal, gastric, pancreatic and cervical cancers, as well as NSCLC. NSCLC is an indication that we consider has a large market potential and important unmet need worldwide, in which the Klf4 Gene is a tumor suppressor that is present in case-matched normal cells but depressed in NSCLC tumor cells. In the future, Lorus may evaluate the clinical utility of LOR-253 in additional studies in a subset of NSCLC patients that may be predisposed to a response with a therapeutic activating the Klf4 Gene.

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Undisclosed Program

In April 2013, Lorus entered into a research and license option agreement with Elanco, the animal health division of Eli Lilly and Company (“Elanco”), to investigate a new proprietary series of Lorus’ compounds for veterinary medicine. Pursuant to the agreement, Elanco will fund the research program and was granted an exclusive option to license the worldwide rights for selected compounds for veterinary use; the terms of which will be negotiated if the option is exercised by Elanco. Lorus retains the rights to develop and commercialize these compounds for human use and intends to use the animal data from the collaboration as a basis for a partnership with a third party that will seek to develop the technology for the treatment of patients with cancer. Lead optimization is underway and the next goal is to identify a clinical drug candidate which can be developed for both human and animal use.

financing activities

equity financing’s

April 2014

Subsequent to the quarter end, on April 10, 2014 we announced the closing of a public offering of our common shares.

As part of such offering, we issued a total of 50,000,000 common shares at a price of $0.50 per share for aggregate gross proceeds of $25,000,000. The common shares were sold to a syndicate of underwriters led by RBC Capital Markets and including Roth Capital Partners and Cormark Securities Inc. and we granted to the underwriters an over-allotment option to purchase up to 7,500,000 additional common shares at a price of $0.50 per share for a period ending 30 days following the closing of the offering.

The total costs associated with the transaction were approximately $2.55 million.

Mr. Sheldon Inwentash and his joint actors (“Mr. Inwentash”) a related party of the Company by virtue of exercising control or direction over more than 10% of the common shares of the Company participated in this offering and acquired an aggregate of 1.3 million common shares.

December 2013

On December 10, 2013, we completed a public offering of common shares. Lorus issued a total of 12,730,000 common shares at a price of $0.55 per common share, for aggregate gross proceeds of $7,001,500 as part of such offering.

The total costs associated with the transaction were approximately $999 thousand which include a cash commission of $420 thousand based on 6% of the gross proceeds received as part of the offering, and the issuance of 763,800 broker warrants with an estimated fair value of $304 thousand using the Black Scholes model. Each broker warrant is exercisable into one common share of the Company at a price of $0.55 for a period of twenty four months following closing of the offering.

Mr. Inwentash, a related party of the Company by virtue of exercising control or direction over more than 10% of the common shares of the Company participated in this offering and acquired an aggregate of 1,820,000 common shares.

On January 8, 2014, the underwriters conducting the offering exercised in full their over-allotment option to purchase an additional 1,909,500 common shares of the Company at a price of $0.55 per common share for additional gross proceeds of $1,050,225. The total costs associated with the exercise of the over-allotment option were approximately $125 thousand based on 6% of the gross proceeds received as part of the exercise of the over-allotment option, and the issuance of 114,570 broker warrants with an estimated fair value of $46 thousand using the Black Scholes model. Each broker warrant is exercisable into one common share of the Company at a price of $0.55 for a period of twenty four months following closing of over-allotment option exercise.

warrant exercises

During the nine month period ended February 28, 2014, 5.377 million warrants (February 28, 2013 – 398 thousand) were exercised for proceeds of $2.35 million (February 28, 2013 – $180 thousand). The carrying amount related to these warrants was $549 thousand (February 28, 2013 - $43 thousand) and was transferred from warrants to share capital.

promissory notes and warrants

During the nine months ended February 28, 2014 Lorus completed a private placement of units at a price of $1,000 per unit, for aggregate gross proceeds of $918 thousand. Each unit consisted of $1,000 in unsecured promissory notes bearing interest at a rate of 10% per annum and 1,000 common share purchase warrants priced at $0.25 and exercisable for 24 months. The promissory notes are due June 19, 2014.

Certain related parties participated in the transaction. Directors and officers including Dr. Aiping Young, Dr. Jim Wright and Dr. Mark Vincent acquired an aggregate of $68 thousand of the promissory notes. A company related to Mr. Abramson, a former director of the Company acquired $250 thousand of the promissory notes and Mr. Inwentash acquired $100 thousand of the promissory notes.

The promissory notes contain a liability component and an equity component represented by the warrants to purchase common shares. The fair value of the liability component was estimated by discounting the future cash flows associated with the debt at a discounted rate of approximately 19% which represents the estimated borrowing cost to the Company for similar promissory notes with no warrants. The residual value was allocated to the warrants. Subsequent to initial recognition, the notes are recorded at amortized cost using the effective interest rate method.

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Lorus incurred costs associated with the financing of $23 thousand. These costs are being amortized using the effective interest rate method over the 12-month life of the notes.

	Nine months ended	Nine months ended
	February 28, 2014	February 28, 2013

Promissory Notes	$918	$	─
Less: Equity component of notes	(75)		─
Less: Issue costs	(23)
	820		─
Accretion in carrying value of notes	67
Balance, end of period	$887	$	─

Convertible promissory notes

In September 2013 Lorus completed a private placement of convertible promissory notes for aggregate gross proceeds of $600 thousand.

Each convertible promissory note consists of a $1,000 principal amount of unsecured promissory note convertible into common shares of the Company at a price per share of $0.30. The promissory notes bear interest at a rate of 10% per annum, payable quarterly and are due September 26, 2015.

Certain related parties participated in the transaction. A company related to Mr. Abramson, a former director of Lorus acquired $100 thousand of the promissory notes, Mr. Inwentash acquired $150 thousand of the promissory notes and Sprott Asset Management which held more than 10% of the common shares of Lorus and the ability to acquire control of more than 20% of Lorus acquired $112 thousand of the promissory notes.

The promissory notes are a compound instrument containing a liability component and an equity component represented by the conversion feature. The fair value of the liability component was estimated by discounting the future cash flows associated with the debt at a discounted rate of approximately 19% which represents the estimated borrowing cost to Lorus for similar promissory notes with no warrants. The residual value was allocated to the conversion feature. Subsequent to initial recognition, the notes will be recorded at amortized cost using the effective interest rate method.

Lorus incurred costs associated with the financing of $17 thousand. These costs will be amortized using the effective interest rate method over the 24 month life of the notes.

	Nine months ended	Nine months ended
	February 28, 2014	February 28, 2013

Promissory Notes	$600	$	─
Less: Equity component of notes	(88)		─
Less: Issue costs	(17)		─
	495		─
Accretion in carrying value of notes	20
Balance, end of period	$515	$	─

Loans payable

In September 2013 the Company entered into loan agreements for proceeds of $150 thousand. The loan agreements are unsecured, bear interest at a rate of 10% per annum payable quarterly and are due September 30, 2015.

warrant expiry

Broker warrants with a carrying amount of $25 thousand expired unexercised in August 2013. The impact of the expiry was a reclassification of the amount from Warrants to Contributed Surplus.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment. We plan to continue our development programs from internal resources as they are available.

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We currently do not earn any revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners. We have no current sources of significant payments from strategic partners.

Cash Position

At February 28, 2014, we had cash and cash equivalents of $7.2 million compared to $653 thousand at May 31, 2013. Subsequent to the quarter end on April 10, 2014, we raised $25 million in gross proceeds through a public equity offering (described under Subsequent Events). We generally invest our cash in excess of current operations requirements in highly rated and liquid instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the Board. As at February 28, 2014 our cash was invested in cash of $960 thousand (May 31, 2013 - $144 thousand) and funds deposited into High Interest Savings Accounts totaling $6.270 million (May 31, 2013 –$509 thousand). Working capital (representing primarily cash, cash equivalents and other current assets less current liabilities) at February 28, 2014 was $4.7 million (May 31, 2013 – negative $798 thousand).

We do not expect to generate positive cash flow from operations for the foreseeable future due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. It is expected that negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and/or royalty or milestone revenue from any such products exceeds expenses.

RESULTS OF OPERATIONS

Our net loss for the three months ended February 28, 2014 was $2.4 million ($0.04 per share) compared to $1.4 million ($0.03 per share) in the same period in the prior year. The Company incurred a net loss of $6.3 million ($0.13 per share) for the nine months ended February 28, 2014 compared to $4.2 million ($0.10 per share) during the same period in the prior year.

In the three-month period ended February 28, 2014 research and development expenditures decreased by $292 thousand due to reduced spending on our LOR-253 program as the Phase I trial ongoing in the prior year was completed and we postponed initiating additional clinical studies until adequate financing was secured. In addition we did not incur costs on the IL-17E development program in the three months ended February 28, 2014 compared with $118 thousand in the same period in the prior year. The reduction in program expenditures was offset by increased deferred share unit costs due to an increase in their fair value associated with an increased share price. General and administrative expenses increased $1.3 million in the three months ended February 28, 2014 compared with the prior year due to increased stock based compensation, deferred share unit and salary costs associated with engaging new executives and an increase in our share price during the quarter as well as additional travel, legal and consulting costs.

In the nine month period ended February 28, 2014 research and development expenditures decreased by $454 thousand due to reduced program activity in the current year as the Phase I trial completed and future development and expenditures were paused, offset by higher stock based compensation and deferred share unit costs. General and administrative expenses increased by $2.3 million in the nine months ended February 28, 2014 compared with the prior year due primarily to increased stock based compensation, deferred share unit and salary costs associated with engaging new executives and an increase in our share price during the nine month period ended February 28, 2014.

We utilized cash of $2.2 million in our operating activities in three-month period ended February 28, 2014 compared with $1.3 million during the same period the prior year. For the nine months ended February 28, 2014 we utilized cash of $4.6 million compared with $4.2 million in the same period last year. The increase in cash utilized in the three and nine months ended February 28, 2014 is due to increased net loss due to increased general and administrative activities associated with the hiring of three additional members of management and significantly increased corporate activities as described above.

At February 28, 2014, we had cash and cash equivalents of $7.2 million compared to $653 thousand at May 31, 2013.

Research and Development

Research and development expenses totaled $597 thousand in the three-month period ended February 28, 2014 compared to $889 thousand during the same period in the prior year and totaled $2.0 million in the nine month period ended February 28, 2014 as compared to $2.5 million in the same period in the prior year. Research and development expenses consisted of the following:

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	Three months ended		Nine months ended
	February 28		February 28
	2014	2013	2014	2013

Program costs	$519	$854	$1,603	$2,320
Stock based compensation	15	58	256	142
Deferred share unit costs	59	(31)	132	(29)
Depreciation of equipment	4	8	12	24
	$597	$889	$2,003	$2,457

Program costs by program:

	Three months ended		Nine months ended
	February 28,		February 28,
	2014	2013	2014	2013

Small molecules	$519	$736	$1,515	$1,997
Immunotherapy	—	118	88	323
Total	$519	$854	$1,603	$2,320

Research and development costs in the three months ended February 28, 2014 decreased compared with the three months ended February 28, 2013 primarily due to reduced program costs. Spending on the LOR-253 program was reduced as the Phase I trial had been completed and further clinical development and expenditures were paused while the appropriate strategic and clinical direction for the drug candidate was determined and additional financing was secured. In addition, further spending on the IL-17E program were delayed indefinitely. Deferred share unit costs increased during the three months ended February 28, 2014 reflecting the increase in their fair value.

The decrease in research and development costs during the nine months ended February 28, 2014 is primarily the result of reduced activity on our LOR-253 program as the Phase I clinical trial was completed during the first quarter of fiscal 2014 and we delayed further clinical development as described above. In addition manufacturing of additional quantities of LOR-253 was underway in the prior year contributing to the higher spending. Costs associated with the IL-17E program were lower in the nine months ended February 28, 2014 as we suspended further work on this program during the first quarter of 2014. Reductions in program expenditures were offset by higher stock based compensation costs due to grants issued to new consultants and Scientific Advisory Board members and deferred share unit costs due to the increase in their fair value during the nine months ended February 28, 2014.

We anticipate that following the financing completed in April 2014 as disclosed under ‘Financing Activities’ that research and development expenditures will increase significantly in the fourth quarter of 2014 and in fiscal 2015.

General and Administrative

General and administrative expenses totaled $1.8 million in the three-month period ended February 28, 2014 compared to $491 thousand in the same period in the prior year. For the nine month period ended February 28, 2014, general and administrative expenses were $4.2 million compared with $1.8 million in the same period in the prior year.

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Components of general and administrative expenses:

	Three months ended		Nine months ended
	February 28		February 28
	2014	2013	2014	2013

Stock based compensation	334	82	1,096	238
General and administrative excluding salaries	520	309	1,307	1,139
Salaries	780	172	1,451	500
Deferred share unit costs	136	(73)	305	(68)
Depreciation of equipment	1	1	1	3
	1,771	491	4,160	1,812

Stock based compensation expense was significantly higher in the three and nine month periods ended February 28, 2014 compared with the same periods in the prior year due to option grants to new members of management, some of which vested immediately resulting in the entire fair value of the options being recognized in the current year compared with fewer option grants in the prior year periods which vested over a longer period of time.

General and administrative expenses excluding salaries increased in the three months ended February 28, 2014 due to increased travel, consulting and corporate legal costs associated with changes in strategic direction, additional members of management and increased corporate activities.

General and administrative expenses excluding salaries increased in the nine months ended February 28, 2014 due to increased travel, consulting and corporate legal costs as described above offset by lower legal costs associated with licensing activities in the prior year as well as lower investor relations costs.

Salary charges in the three months ended February 28, 2014 increased significantly over the prior year due to costs associated with the appointment of additional members of management as well as performance bonus grants provided to management following the close of the December 2013 equity offering.

Salary charges in the nine months ended February 28, 2014 increased over the prior year period due to costs associated with the appointment of additional members of management and bonuses granted on the date of employment as well as upon the closing of the December 2013 equity offering as described above.

In the fourth quarter of fiscal 2014 the Company will incur severance costs related to the departure of Dr. Aiping Young as disclosed above. We anticipate those costs to be $1.2 million in accordance with her employment contract.

Deferred share unit costs increased in the three and nine months ended February 28, 2014 compared with the prior year due to an increase in the Deferred Share Unit liability which is marked to market. During the three months ended February 28, 2014 Lorus’ share price increased significantly which resulted in an increased liability and associated expense.

Finance Expense

Finance expense for the three months ended February 28, 2014 was $78 thousand compared with $nil for the three months ended February 28, 2013. For the nine months ended February 28, 2014 finance expense was $184 thousand compared with $6 thousand in the same period in the prior year. Finance expense incurred in the three and nine months ended February 28, 2014 relates to the 10% promissory notes issued in June 2013 described above as well as the 10% convertible promissory notes and non-convertible promissory notes issued in September 2013 described above. Finance expense incurred in the nine months ended February 28, 2014 relates to interest accrued at a rate of 10% on the related party promissory notes repaid in June 2012. There were no interest-bearing liabilities outstanding at February 28, 2013.

Finance Income

Finance income totaled $13 thousand and $15 thousand in the three and nine-month periods ended February 28, 2014, respectively, compared to $9 thousand and $26 thousand in the same periods in the prior year. Finance income represents interest earned on our cash and cash equivalent balances and fluctuates based on the cash and cash equivalents balance.

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QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters.

Research and development expenditures in the fiscal 2014 quarters are lower compared with the same quarters in the prior year due to reduced activity on the LOR-253 clinical program as it was completed in early 2014 and we focused on the strategic review and securing additional cash resources. Expenditures were particularly low in the quarter ended May 31, 2012 due to the offset of investment tax credits as well as a pause on many activities until additional financing was secured in June 2012.

The increased general and administrative costs in the quarter ended November 30, 2013 is due to stock option grants during the quarter which vested immediately and resulted in higher than normal stock based compensation expense. In addition costs associated with hiring three new executives during the quarter increased salary related costs. In the three months ended February 28, 2014 general and administrative expenses were higher due to additional members of management, bonuses and increased travel, consulting and legal costs. General and administrative expenses were lower in the quarters of August 31, 2013, May 31, 2013 and February 28, 2013 due to the reduction of previously recorded Deferred Share Unit (“DSU”) expense. The DSU is ‘marked to market’ and as our share price declined during the last three quarters so did the associated liability resulting in a reduction of expense.

Cash used in operating activities fluctuates significantly due primarily to timing of payments and increases and decreases in the accounts payables and accrued liabilities balances. The lower use of cash in the quarter ended May 31, 2012 was due to delaying payments which resulted in an increase in accounts payable and accrued liabilities balances as we waited for the June 2012 private placement to close. A subsequent use of cash occurred in the quarter ended August 31, 2012 as these balances were reduced. Again cash used in operating activities in the quarters ended May 31, 2013 and August 31, 2013 were lower as we delayed making payments to suppliers in order to conserve cash resources.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
(Amounts in 000’s except for per common share data)	Feb 28, 2014	Nov 30, 2013	Aug 31, 2013	May 31, 2013	Feb 28, 2013	Nov 30, 2012	Aug 31, 2012	May 31, 2012

Revenue	$—	$—	$—	$—	$—	$—	$—	$—
Research and development expense	597	791	615	860	889	910	658	391
General and administrative expense	1,771	1,938	451	462	491	714	605	605
Net loss	(2,433)	(2,798)	(1,101)	(1,318)	(1,371)	(1,613)	(1,263)	(1,013)
Basic and diluted net loss per share	$(0.04)	$(0.06)	$(0.03)	$(0.03)	$(0.03)	$(0.04)	$(0.03)	$(0.05)
Cash (used in) operating activities	$(2,191)	$(1,484)	$(933)	$(904)	$(1,273)	$(1,336)	$(1,576)	$(400)

Contractual Obligations and Off-Balance Sheet Financing

The Company entered into various contracts with service providers with respect to the LOR-253 phase I solid tumor clinical trial clinical trial completed in 2013.  These contracts could have resulted in future payment commitments of approximately $1.5 million.  Of this amount, $1.1 million has been paid and $73 thousand has been accrued at February 28, 2014 (May 31, 2013 - $740 thousand paid and $253 thousand accrued).  The Company does not anticipate any additional costs being incurred under these contracts and will enter into new contracts with respect to the planned Phase Ib clinical trial.

On November 27, 2012 the Company announced it had entered into a collaboration agreement with Cancer Research UK for the future development of immunotherapy IL-17E. Under this collaboration agreement Lorus had committed to provide sufficient quantity of the drug IL-17E, for no cash consideration, to be used by Cancer Research UK in pre-clinical toxicology studies and should those studies be successful, a Phase I clinical trial. It was expected that this would result in costs of approximately $4 million over a two year period. In January 2014, the collaboration agreement with Cancer Research UK was terminated and as such the Company no longer has any obligation to manufacture IL-17E.

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subsequent events

equity financing

Subsequent to the quarter end, on April 10, 2014 we announced the closing of a public offering of our common shares.

As part of such offering, we issued a total of 50,000,000 common shares at a price of $0.50 per share for aggregate gross proceeds of $25,000,000. The common shares were sold to a syndicate of underwriters led by RBC Capital Markets and including Roth Capital Partners and Cormark Securities Inc. and we granted to the underwriters an over-allotment option to purchase up to 7,500,000 additional common shares at a price of $0.50 per share for a period ending 30 days following the closing of the offering.

The total costs associated with the transaction were approximately $2.55 million.

Mr. Inwentash, a related party of the Company by virtue of exercising control or direction over more than 10% of the common shares of the Company participated in this offering and acquired an aggregate of 1.3 million common shares.

other items

On March 18, 2014 we announced the departure of Dr. Aiping Young, former President and Chief Operating Officer of the Company. The Company is prepared to make severance payments of approximately $1.2 million to Dr. Young, in accordance with the terms of Dr. Young’s employment agreement.

On April 10, 2014 the Company granted 3,520,000 stock options to directors, members of management and employees at an exercise price of $0.50. These options will be accounted for in the quarter ended May 31, 2014.

use of proceeds

The following table provides an update on the anticipated use of proceeds raised in the December 2013 equity offering along with amounts actually expended. We currently believe that we will spend the use of proceeds in the manner outlined in the use of proceeds section of the prospectus.

	Previously disclosed	Spent to Date		Remaining to be spent

Phase Ib clinical trial	$1,750	$	nil	$1,750
LOR-253 manufacturing program	750		nil	750
Research and development programs	1,000		242	758
General and corporate purposes	3,719		1,426	2,293
	$7,219		$889	$5,551

We have not initiated the activities related to the Phase 1b clinical trial outlined in the December 2013 prospectus. The manufacturing program has been initiated subsequent to the quarter end and the Phase 1b trial is expected to be initiated in the next few months. It is currently anticipated that the remaining balances of the research and development programs and general and corporate will be spent during the next three quarters.

related party transactions

Please refer to the sections titles ‘Equity Financing’, ‘Promissory Notes and Warrants’, ‘Convertible Promissory Notes’ and ‘Subsequent Events’ for disclosures related to related party transactions.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Financial instruments

We have classified our financial instruments as follows:

	As at	As at
	February 28, 2014	May 31, 2013

Financial assets
Cash and cash equivalents (consisting of deposits in high interest savings accounts), measured at amortized cost	$7,230	$653
Financial liabilities
Accounts payable, measured at amortized cost	297	713
Accrued liabilities, measured at amortized cost	1,848	1,103
Promissory notes payable, measured at amortized cost	887	─
Loans payable, measured at amortized cost	150	─
Convertible promissory notes, measured at amortized cost	515	─

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At February 28, 2014, there were no significant differences between the carrying values of these amounts and their estimated market values.

Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk. The Board has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities. The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments. At February 28, 2014, U.S. dollar denominated accounts payable and accrued liabilities amounted to $202 thousand (May 31, 2013 - $448 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $20 thousand (May 31, 2013 - $45 thousand). The Company does not have any forward exchange contracts to hedge this risk.

The Company has issued deferred share units. These units represent a cash liability to the Company which fluctuates with the share price of the Company and as such is subject to significant variation as the Company’s stock price is highly volatile. As at February 28, 2014 the Company had issued 780,000 (May 31, 2013 – 780,000) deferred share units and at February 28, 2014 that represents a cash liability of $608 thousand (May 31, 2013 - $172 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Company’s share price would result in an increase or decrease in loss for the year and comprehensive loss of $61 thousand (May 31, 2013 - $17 thousand).

The Company does not invest in equity instruments of other corporations.

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Capital management

The Company's primary objective when managing capital is to ensure that it has sufficient cash resources to fund its development and commercialization activities and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

The Company includes cash and cash equivalents and short-term deposits in the definition of capital.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the nine months ended February 28, 2014.

RISK FACTORS

Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this report. The risks set out below are not the only risks we face. If any of the following risks should be realized, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

Please refer to our MD&A for the year ended May 31, 2013 for a complete discussion of risks and uncertainties.

•	We are at an early stage of development. Significant additional investment will be necessary to complete the development of any of our products.

•	We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.

•	We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price.

•	There is no assurance that an active trading market in our common shares will be sustained.

•	Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.

•	As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.

•	We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

•	Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs.

•	Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.

•	Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.

Evaluation of DISCLOSURE CONTROLS AND INTERNAL CONTROLS

Management, including the Chief Executive Officer and the Chief Financial Officer of the Company, has evaluated the design and effectiveness of the Company’s internal control over financial reporting and its disclosure controls and procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators) as of February 28, 2014. Management has concluded that, as of February 28, 2014, the Company’s disclosure controls and internal controls are designed and operating effectively to provide reasonable assurance that material information relating to the Company and its consolidated subsidiary would be made known to them, particularly during the period in which the annual filings were being prepared.

It should be noted that all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

During the nine months ended February 28, 2014 the Company hired a Chief Financial Officer. The former Acting Chief Financial Officer is continuing with the responsibilities as Director of Finance and the Chief Financial Officer provides an additional level of review over financial documents. Management believes that the addition of the Chief Financial Officer will strengthen the Company’s internal controls over financial reporting on an ongoing basis.

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UPDATED SHARE INFORMATION

As at April 10, 2014, the Company had 112.3 million common shares issued and outstanding. In addition there were 10.1 million common shares issuable upon the exercise of outstanding stock options, 780 thousand deferred share units which may be redeemed for common shares of the Company and a total of 23.4 million common shares issuable upon the exercise of common share purchase warrants. Of these warrants 1.2 million are priced at $0.45 and expire in August 2016, 19.5 million are priced at $0.45 and expire in June 2014, 1.2 million are priced at $0.32 and expire in June 2014, 568 thousand are priced at $0.25 and expire in June 2015 and 880 thousand are priced at $0.55 and expire in December 2015. In September 2013 we issued $600 thousand in convertible promissory notes which could be converted at a price of $0.30 into 2 million common shares of Lorus. In April 2014 as part of the public offering the Company granted an over-allotment option to the underwriters which if exercised could result in the issuance of an additional 7,500,000 common shares at a price of $0.50 per share.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including Lorus' 2013 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.

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